August 27, 2007

Mr. H. Roger Schwall
Division of Corporate Finance
U.S. Securities & Exchange Commission
Mail Stop 47010
Washington, D.C.  20549

Re:          China Yingxia International, Inc.
Amendment No. 1 to Schedule 14C
File No. 0-30790
Filed on June 22, 2007

Dear Mr. Schwall:

We represent China Yingxia International, Inc. (the “Company”).  We are in receipt of your letter dated July 20, 2007 regarding the above referenced filing and the following sets forth the Company’s responses thereto:

General

1.
We direct your attention to Item 1 of Schedule 14C.  Pursuant to Item 1, all information called for by all the Items of Schedule 14A (other than Items 1(c), 2, 4, and 5 thereof) must be disclosed.  In particular, please provide the disclosure required by Items 8 and 10 of Schedule 14A.

Answer:
This section has been revised to provide the disclosure required by Item 1 of Schedule 14C, and Item 8.  Disclosure has also been provided in accordance with Item 10 of Schedule 14a.  However, the tabular disclosures regarding the new equity benefit plan which are generally required by the Item are interminable in this case.  As detailed in Exhibit A of the Schedule 14C, determinations of equity awards under this new plan are to be determined by a committee appointed expressly for that purpose.  As a result, equity awards will be made on a case-by-case basis and cannot be accurately predicted.

Amended Bylaws, page 3

2.	Include disclosure explaining the reasons for and the general effect of the amendments to your Bylaws as required by Item 19 of Schedule 14A.

Answer:
The Company is seeking to increase the number of directors on the board from 3 to 9 in order to engage directors who can assist the Company in complying with the rules and regulations associated with being a public Company. The Board is seeking additional board members to serve on the various committees that presently only have one member or fewer, including the Nominating/Corporate Governance/Compensation Committees. Lastly, the Board is actively seeking additional independent directors in preparation for the application to a major listing exchange which requires a majority independent board.  We believe that the general effect of this amendment on the Company will be increased capability and efficiency of the Board of directors, as well as an enhanced ability to comply with the rules and regulations of being a public Company.  Additionally, we will be in a position to create the majority independent board required for listing on a major listing exchange. The document has been amended to provide this disclosure.

Very truly yours,

ANSLOW & JACLIN, LLP

By   /s/ Christine L. Zurich_____
        CHRISTINE L. ZURICH